FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

26 September 2019

Transaction in own shares and completion of Buyback

HSBC Holdings plc (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of US$0.50 each on the London Stock Exchange from Morgan Stanley & Co. International plc ("Morgan Stanley") as part of its buy-back announced on 6 August 2019.

Date of purchase:	26 September 2019
Number of ordinary shares of US$0.50 each purchased:	2,455,478
Highest price paid per share:	£6.2400
Lowest price paid per share:	£6.1440
Volume weighted average price paid per share:	£6.2171

Following the cancellation of the repurchased shares, the Company will have 20,583,108,421 ordinary shares in issue, including 325,273,407 ordinary shares which are held in treasury. Therefore the total voting rights in the Company will be 20,257,835,014. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

The Company announces that, following the purchase of these shares, the Buyback has completed. Since the commencement of the Buyback, the Company has repurchased for cancellation 135,776,994 Ordinary Shares at a volume weighted average price of £6.0215 per Ordinary Share for a total consideration of approximately US$1billion.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, a full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8700N_1-2019-9-26.pdf

This announcement will also be available on HSBC's website at www.hsbc.com/sea

Enquiries to:

Lee Davis
Shareholder Services
+44 (0) 20 7991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Richard Gray
Title: Group Company Secretary

Date: 26 September 2019